UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

HAMPTON ROADS BANKSHARES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

409321106

(CUSIP Number)

Jeffrey Ferguson The Carlyle Group 1001 Pennsylvania Avenue, NW Suite 220 South Washington, D.C. 20004-2505 (202) 729-5626

Copy to:

Maripat Alpuche, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON: Carlyle Group Management L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 42,398,583
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 42,398,583
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,398,583
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%(1)
14.	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	The percentage calculation is based on 170,278,452 shares of Common Shares currently outstanding as reported to the Reporting Persons as of September 28, 2012.

1.	NAME OF REPORTING PERSON: The Carlyle Group L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 42,398,583
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 42,398,583
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,398,583
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%(1)
14.	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

(1)	The percentage calculation is based on 170,278,452 shares of Common Shares currently outstanding as reported to the Reporting Persons as of September 28, 2012.

1.	NAME OF REPORTING PERSON: Carlyle Holdings II GP L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 42,398,583
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 42,398,583
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,398,583
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%(1)
14.	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	The percentage calculation is based on 170,278,452 shares of Common Shares currently outstanding as reported to the Reporting Persons as of September 28, 2012.

1.	NAME OF REPORTING PERSON: Carlyle Holdings II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Québec
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 42,398,583
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 42,398,583
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,398,583
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%(1)
14.	TYPE OF REPORTING PERSON PN (Québec société en commandite)

(1)	The percentage calculation is based on 170,278,452 shares of Common Shares currently outstanding as reported to the Reporting Persons as of September 28, 2012.

1.	NAME OF REPORTING PERSON: TC Group Cayman Investment Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 42,398,583
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 42,398,583
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,398,583
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%(1)
14.	TYPE OF REPORTING PERSON PN (Cayman Islands exempted limited partnership)

(1)	The percentage calculation is based on 170,278,452 shares of Common Shares currently outstanding as reported to the Reporting Persons as of September 28, 2012.

1.	NAME OF REPORTING PERSON: TC Group Cayman Investment Holdings Sub L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 42,398,583
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 42,398,583
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,398,583
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%(1)
14.	TYPE OF REPORTING PERSON PN (Cayman Islands exempted limited partnership)

(1)	The percentage calculation is based on 170,278,452 shares of Common Shares currently outstanding as reported to the Reporting Persons as of September 28, 2012.

1.	NAME OF REPORTING PERSON: Carlyle Financial Services, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 42,398,583
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 42,398,583
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,398,583
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%(1)
14.	TYPE OF REPORTING PERSON OO (Cayman Islands exempted company)

(1)	The percentage calculation is based on 170,278,452 shares of Common Shares currently outstanding as reported to the Reporting Persons as of September 28, 2012.

1.	NAME OF REPORTING PERSON: TCG Financial Services, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 42,398,583
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 42,398,583
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,398,583
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%(1)
14.	TYPE OF REPORTING PERSON PN (Cayman Islands exempted limited partnership)

(1)	The percentage calculation is based on 170,278,452 shares of Common Shares currently outstanding as reported to the Reporting Persons as of September 28, 2012.

1.	NAME OF REPORTING PERSON: Carlyle Financial Services Harbor, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 42,398,583
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 42,398,583
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,398,583
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%(1)
14.	TYPE OF REPORTING PERSON PN

(1)	The percentage calculation is based on 170,278,452 shares of Common Shares currently outstanding as reported to the Reporting Persons as of September 28, 2012.

This Amendment No. 4 is being filed by the undersigned Reporting Persons and supplements and amends the Statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 12, 2010 (the “Original Schedule 13D”), as amended by (i) Amendment No. 1 to Schedule 13D filed with the SEC on December 29, 2010 (“Amendment No. 1”), (ii) Amendment No. 2 to Schedule 13D filed with the SEC on May 23, 2012 (“Amendment No. 2”) and (iii) Amendment No. 3 to Schedule 13D filed with the SEC on June 29, 2012 (together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the “Schedule 13D”), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment No. 4 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The response to Item 3 is hereby amended and supplemented by the following:

Pursuant to the terms of the Standby Purchase Agreement, dated as of May 21, 2012 (the “Standby Purchase Agreement”), among the Company, Carlyle and the other Investors, Carlyle acquired, for an aggregate purchase price of $11,205,000.10 (the “Standby Private Placement Purchase Price”), 16,007,143 shares of the Issuer’s Common Stock.

The Standby Private Placement Purchase Price was funded by capital contributions by the partners of Carlyle.

The foregoing references to and description of the Standby Purchase Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Standby Purchase Agreement, which is incorporated by reference into this Item 3. The Standby Purchase Agreement is attached as Exhibit 5 to Amendment No. 2 to this Schedule 13D.

Item 4. Purpose of the Transaction

The response to Item 4 is hereby amended and supplemented by the following:

On August 6, 2012, the Issuer commenced a $45,000,000 rights offering (the “Rights Offering”) that allowed its shareholders other than the Investors to purchase up to their full pro rata portion of the Capital Raise (as defined in Amendment No. 2 to this Schedule 13D) at a price of $0.70 per share of Common Stock. The Rights Offering expired on September 5, 2012. The Investors, including Carlyle, agreed in the Standby Purchase Agreement (subject to the terms and conditions therein) not to participate in the Rights Offering, but in lieu of that participation, agreed to serve as standby purchasers of all or a portion of the shares of the Issuer’s Common Stock not subscribed for in the Rights Offering at a price of $0.70 per share of Common Stock. Pursuant to the Standby Purchase Agreement and due to regulatory restrictions, Carlyle is not permitted to purchase any shares of the Issuer’s Common Stock to the extent that such purchase would result in Carlyle beneficially owning greater than 24.9% of the Issuer’s outstanding Common Stock. Given this restriction, the number of shares of Common Stock that Carlyle was permitted purchase as a standby purchaser depended on the level of participation by the Issuer’s shareholders in the Rights Offering.

In the Rights Offering, the Issuer’s shareholders purchased 20,998,554 shares of the Issuer’s Common Stock at price of $0.70 per share of Common Stock. Based on this level of

1

participation and pursuant to the terms of the Standby Purchase Agreement, Carlyle (as a standby purchaser of a portion of the shares of the Issuer’s Common Stock not subscribed for in the Rights Offering) purchased from the Issuer, and the Issuer sold to Carlyle, 16,007,143 shares of the Issuer’s Common Stock on September 27, 2012 at a purchase price of $0.70 per share. On such date, the Issuer also issued 27,280,018 shares of its Common Stock in the aggregate to the other Investors acting as standby purchasers (such issuance of shares to the Investors, the “Standby Private Placement”).

As a result of its purchase in the Standby Private Placement, Carlyle is the record owner of 42,398,583 shares of the Issuer’s Common Stock, or 24.9% of the outstanding Common Stock of the Issuer (based on 170,278,452 shares of Common Shares currently outstanding as reported to the Reporting Persons as of September 28, 2012).

The foregoing references to and description of the Standby Purchase Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Standby Purchase Agreement, which is incorporated by reference into this Item 4. The Standby Purchase Agreement is attached as Exhibit 5 to Amendment No. 2 to this Schedule 13D.

Item 5. Interests in Securities of the Issuer

The responses to Item 5(a), Item 5(b) and Item 5(c) are hereby amended and restated by the following:

(a) – (b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Carlyle Group Management L.L.C.	42,398,583	24.9%	0	42,398,583	0	42,398,583
The Carlyle Group L.P.	42,398,583	24.9%	0	42,398,583	0	42,398,583
Carlyle Holdings II GP L.L.C.	42,398,583	24.9%	0	42,398,583	0	42,398,583
Carlyle Holdings II L.P.	42,398,583	24.9%	0	42,398,583	0	42,398,583
TC Group Cayman Investment Holdings, L.P.	42,398,583	24.9%	0	42,398,583	0	42,398,583
TC Group Cayman Investment Holdings Sub L.P.	42,398,583	24.9%	0	42,398,583	0	42,398,583
Carlyle Financial Services, Ltd.	42,398,583	24.9%	0	42,398,583	0	42,398,583
TCG Financial Services, L.P.	42,398,583	24.9%	0	42,398,583	0	42,398,583
Carlyle Financial Services Harbor, L.P.	42,398,583	24.9%	0	42,398,583	0	42,398,583

2

The percentage calculation is based on 170,278,452 shares of Common Shares currently outstanding as reported to the Reporting Persons as of September 28, 2012.

(c) Except as set forth in this Amendment No. 4 to Schedule 13D, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the Related Persons, has engaged in any transaction during the past 60 days involving the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit 8	Joint Filing Agreement, dated June 28, 2012, by and among Carlyle Group Management L.L.C., The Carlyle Group L.P., Carlyle Holdings II GP L.L.C., Carlyle Holdings II L.P., TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P., Carlyle Financial Services, Ltd., TCG Financial Services, L.P. and Carlyle Financial Services Harbor, L.P. (incorporated herein by reference to Amendment No. 3 to this Schedule 13D).

3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2012

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.

By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.

By:	The Carlyle Group L.P., its managing member

By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

[Signature Page to Amendment No. 4]

CARLYLE HOLDINGS II L.P.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS L.P.

By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

[Signature Page to Amendment No. 4]

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.

By:	TC Group Cayman Investment Holdings L.P., its general partner

By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE FINANCIAL SERVICES, LTD.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

[Signature Page to Amendment No. 4]

TCG FINANCIAL SERVICES, L.P.

By:	Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

CARLYLE FINANCIAL SERVICES HARBOR, L.P.

By:	TCG Financial Services, L.P., its general partner

By:	Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

[Signature Page to Amendment No. 4]